# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Biofrontera Inc., CIK 0001858685
CUSIP: 09077D209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 120 Presidential Way, Suite 330, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 09/16/2025
Filed by CIK 0001571071
Persons authorized to receive notices and communications: Dr. Martin Flick, Ziegelhaeuser Landstrasse 3,, Heidelberg, Germany (2M), 69120, 496221649240

## Reporting persons
- Biofrontera AG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,493,346; shared voting power 0; sole dispositive power 2,493,346; shared dispositive power 0; aggregate amount beneficially owned 2,493,346 (19.54% of the class)
- Deutsche Balaton Aktiengesellschaft (CIK 0001571071): type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 58,884; shared voting power 2,493,346; sole dispositive power 58,884; shared dispositive power 2,493,346; aggregate amount beneficially owned 2,552,230 (19.99% of the class)
- VV Beteiligungen Aktiengesellschaft: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,552,230; sole dispositive power 0; shared dispositive power 2,552,230; aggregate amount beneficially owned 2,552,230 (19.99% of the class)
- Delphi Unternehmensberatung Aktiengesellschaft: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,552,230; sole dispositive power 0; shared dispositive power 2,552,230; aggregate amount beneficially owned 2,552,230 (19.99% of the class)
- Wilhelm Konrad Thomas Zours: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,552,230; sole dispositive power 0; shared dispositive power 2,552,230; aggregate amount beneficially owned 2,552,230 (19.99% of the class)
- Alexander Link: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,552,230; sole dispositive power 0; shared dispositive power 2,552,230; aggregate amount beneficially owned 2,552,230 (19.99% of the class)
- Hansjoerg Plaggemars: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,552,230; sole dispositive power 0; shared dispositive power 2,552,230; aggregate amount beneficially owned 2,552,230 (19.99% of the class)
- Maria del Pilar de la Huerta Martinez: type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,493,346; sole dispositive power 0; shared dispositive power 2,493,346; aggregate amount beneficially owned 2,493,346 (19.54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Biofrontera Inc.
Address of issuer's principal executive offices: 120 Presidential Way, Suite 330, Woburn, Massachusetts (MA), 01801

## Item 2. Identity and Background
Name of person filing: This Amendment No. 4 to Schedule 13D is being filed by Biofrontera AG ("BFAG"), Deutsche Balaton Aktiengesellschaft ("DB"), VV Beteiligungen Aktiengesellschaft ("VVB"), Delphi Unternehmensberatung Aktiengesellschaft ("DU"), Wilhelm Konrad Thomas Zours, Alexander Link, Hansjoerg Plaggemars and Maria del Pilar de la Huerta Martinez which are collectively referred to as the "Reporting Persons". BFAG, DB, VVB and DU are collectively referred to as the "Reporting Entities" and Messrs. Zours, Link and Plaggemars, and Mrs. Huerta Martinez are collectively referred to as the "Reporting Individuals".
Residence or business address: The address of the principal business office of DB, VVB, DU, and Messrs. Zours, Link and Plaggemars is Ziegelhauser Landstrasse 3, Heidelberg, Germany, 69120. The address of the principal business office of BFAG and Mrs. Huerta Martinez is Hemmelrather Weg 201, D-51377 Leverkusen, Germany.
Present principal occupation or employment:
The principal business of VVB and DB is to invest in, hold and dispose of equity and equity-related investments.

The principal business of DU is to provide consulting services and to hold and dispose of equity and equity-related investments.

BFAG is a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products for the treatment of dermatological diseases.

Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is a member of the board of management of VVB (together with Hansjoerg Plaggemars) and a member of the management board of DU (together with Hansjoerg Plaggemars).

Alexander Link is a member of the board of management of DB (together with Rolf Birkert), with single power of representation, and is a member and chair of the supervisory board of BFAG, with a casting vote.

Hansjoerg Plaggemars, an individual, is a member of the management board of VVB (together with Wilhelm Konrad Thomas Zours) and a member of the management board of DU (together with Wilhelm Konrad Thomas Zours) and is a member of the supervisory board of BFAG.

Maria del Pilar de la Huerta Martinez, an individual, is the sole member of the management board of BFAG.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been, and to the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto has been, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been, and to the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Entities are each organized under the laws of Germany. Each of the Reporting Individuals are citizens of Germany with the exception of Maria del Pilar de la Huerta Martinez, who is a citizen of Spain, and Hansjoerg Plaggemars, who is a citizen of the USA.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Reference is made to Amendment No. 3 to Schedule 13D filed by the Reporting Persons on July 25, 2025 ("Amendment No. 3").

As previously disclosed in Amendment No. 3, on June 30, 2025, BFAG and its subsidiaries signed an agreement (the "Agreement") with the Issuer pursuant to which the Issuer acquired all rights in the United States (the "U.S. Rights") to Ameluz and RhodoLED. Pursuant to the Agreement, the Issuer will now pay a royalty of 12% in years where Ameluz revenue in the United States is less than $65.0 million and a royalty of 15% when Ameluz revenue in the United States exceeds $65.0 million. The royalty will replace the transfer pricing model under the Second Amended and Restated License and Supply Agreement effective as of February 13, 2024 by and among the Issuer, BFAG and BFAG's subsidiaries. In exchange for the U.S. Rights, in addition to the aforementioned royalty and an agreement to transfer all costs associated with the U.S. business, BFAG received 3,019 shares of the Issuer's Series D Convertible Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"). At the time of issuance, the Series D Preferred Stock was not immediately convertible, as any such conversion required a stockholder approval as described below.

On September 16, 2025, at a special meeting, the stockholders of the Issuer approved the issuance of common stock upon conversion of the Series D Preferred Stock ("Stockholder Approval"). Effective as of the Stockholder Approval, each share of Series D Preferred Stock carries voting rights on an as-converted to common stock basis and is convertible, at the option of BFAG, into a number of shares of common stock equal to $1,000 divided by $0.6249, rounded down to the nearest whole share. As a result, BFAG's 3,019 shares of Series D Preferred Stock are convertible into a maximum of 4,831,172 shares of the Issuer's common stock subject to the cap on conversion described below.

Under the Certificate of Designation of Preferences, Rights and Limitations for the Series D Preferred Stock (the "CoD"), no holder may convert Series D Preferred Stock if such conversion would cause that holder, together with its affiliates and certain related parties, to beneficially own more than 19.99% of the Issuer's outstanding common stock (the "Maximum Percentage"). The Maximum Percentage is subject to adjustment as described below.

Consequently, BFAG and its affiliates may not beneficially own more than the Maximum Percentage of the Issuer's outstanding common stock at any time. As of the date hereof, BFAG has not elected to convert any of its Series D Preferred Stock, but BFAG may do so at any time, subject to the Maximum Percentage. Based on the Maximum Percentage (19.99%), BFAG may currently convert Series D Preferred Stock into a maximum of 2,093,346 shares of common stock, resulting in a beneficial ownership of 2,493,346 shares of the Issuer's common stock upon conversion.

Notwithstanding the above, BFAG may, from time to time, elect to increase or decrease the Maximum Percentage; provided that any such increase will not be effective until the 61st day after written notice of such election is delivered to the Issuer. Under no circumstances may the Maximum Percentage be increased above 49.99%, and any decrease in the Maximum Percentage shall not affect the validity of any prior conversion of the Series D Preferred Stock.

If BFAG elects to increase the Maximum Percentage, as to permit the conversion in full of the underlying Series D Preferred Stock (converting the full 3,019 shares of Series D Preferred Stock into the maximum of 4,831,172 shares of the Issuer's common stock), the Series D Preferred Stock would convert to a total of 4,831,172 common shares, increasing the Issuer's outstanding common share amount to 15,499,614. The converted Series D Preferred Stock would represent approximately 31.17% of the Issuer's outstanding common shares. In such event, BFAG and Mrs. Huerta Martinez would each beneficially own 5,231,172 shares, representing 33.75% of the Issuer's outstanding common shares, and each of the other Reporting Persons would beneficially own 5,290,056 shares, representing 34.13% of the Issuer's outstanding common shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Explanatory Note: There is no agreement among the Reporting Persons, written or oral, with respect to the acquisition, ownership, voting or disposition of any securities of the Issuer, and the Reporting Persons disclaim the existence of any group among them within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), or the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder. Except as otherwise set forth herein, all percentages herein are based on 10,668,442 shares of common stock outstanding as reported by the Issuer as of August 12, 2025, in its Quarterly Report on Form 10-Q filed on August 13, 2025, plus the 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock.

The information set forth in Item 3 of this Amendment No. 4 to Schedule 13D is hereby incorporated by reference into this Item 4.

Prior to November 2, 2021, the Issuer was a wholly owned subsidiary of BFAG. On November 2, 2021, the Issuer consummated its initial public offering ("IPO") of 3,600,000 units, each consisting of (i) one share of common stock of the Issuer and (ii) one warrant entitling the holder to purchase one share of the Issuer's common stock at an exercise price of $5.00 per share, and such equity securities were registered under Section 12(b) of the Act. Immediately following the IPO, BFAG owned 8,000,000 shares of common stock, or approximately 69.0% of the Issuer's then outstanding shares of common stock. According to the Issuer's publicly-available filings with the SEC, following the IPO, the Issuer entered into numerous transactions involving the issuance of Issuer equity securities and/or rights, resulting in substantial dilution to BFAG. In addition, according to such filings, effective as of 11:59 pm on July 3, 2023, the Issuer effected a 1-for-20 reverse stock split of its then outstanding shares of common stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, the 8,000,000 shares of Issuer common stock held by BFAG immediately following the IPO were converted into 400,000 shares of Issuer common stock. Other than the 3,019 shares of Series D Preferred Stock issued to BFAG pursuant to the Agreement (and the 4,831,172 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock), BFAG has not acquired any equity securities of the Issuer since the IPO. BFAG has not sold any equity securities of the Issuer since the IPO.

DB purchased the 58,884 shares of common stock reported on this Amendment No. 4 to Schedule 13D for investment purposes. In addition, DB sought to offset in part the economic dilution resulting to BFAG (and, indirectly, to BFAG's shareholders) as a result of the Issuer's repeated issuances of common stock and warrants, as described in the Issuer's publicly-available filings with the SEC. As a result of the Reverse Stock Split, the 1,177,680 shares of common stock of the Issuer purchased by DB were converted into 58,884 shares of common stock.

Subject to market conditions, DB currently intends to acquire additional voting securities of the Issuer, or instruments convertible into voting securities of the Issuer, as DB may from time to time deem desirable for investment purposes. Any such acquisitions may be effected through open market purchases, block trades, privately-negotiated transactions, subscriptions made pursuant to rights offerings by the Issuer, or otherwise (including the exercise of any options or other securities exercisable for, or convertible into, any such securities of the Issuer).

Subject to market conditions, DB may also dispose of voting securities of the Issuer from time to time, as DB deems desirable. Any such dispositions may be effected through open market sales, block trades, privately-negotiated transactions, or otherwise.

On December 13, 2021, DB filed an action against BFAG with the local court of Cologne, Germany. DB argues that the listing of the common stock by the Issuer on NASDAQ and the issuance of common stock to third parties as part of the IPO required approval at BFAG's general meeting. The local court of Cologne ruled that BFAG's board resolutions regarding the IPO of the Issuer are void because BFAG had to obtain its general meeting's approval. However, the former board members and members of the supervisory board of BFAG joined the litigation and lodged an appeal against such ruling to the Higher Regional Court of Cologne, Germany. The Higher Regional Court of Cologne, Germany rejected the litigation but permitted the appeal to the Federal Supreme Court. DB lodged an appeal to the Federal Supreme Court and the litigation is now pending there.

The Reporting Individuals, DU and VVB currently do not intend to acquire securities of the Issuer directly.

BFAG, except for its right to convert its shares of Series D Preferred Stock into shares of the Issuer's common stock, which it may do at any time, does not currently intend to acquire additional securities of the Issuer directly. Additionally, pursuant to the Agreement, effective as of June 30, 2025 and for three years following such date, for so long as BFAG holds any shares of Series D Preferred Stock, or any shares of common stock issued upon the conversion of shares of Series D Preferred Stock, BFAG shall have the right to appoint one member of the Issuer's board of directors if the board of directors consists of up to seven members, and two members if the board of directors consists of eight or more members.

Except as set forth above, the Reporting Persons have no current plans or proposals with respect to (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure, (vii) changes to the Issuer's organizational documents or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (x) any action similar to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership of each of the Reporting Persons in the shares of the Issuer's common stock to which this statement relates is as follows:

BFAG holds 2,493,346 shares of the Issuer's common stock (comprised of 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock), which constitutes 19.54% of the beneficial ownership of the shares of the Issuer's common stock.

DB beneficially owns 2,552,230 shares of the Issuer's common stock, which constitutes 19.99% of the aggregate beneficial ownership of such class. The 2,552,230 shares beneficially owned consists of the 58,884 shares held directly by DB, the 400,000 shares actually held by BFAG and the 2,093,346 shares issuable upon conversion of BFAG's shares of Series D Preferred Stock. DB, directly and indirectly through certain of its subsidiaries, holds 19.99% of the outstanding voting shares in BFAG and, as of June 12, 2024, consolidates BFAG for financial reporting purposes. Mr. Link, a management board member of DB, is a member and serves as chairman of the supervisory board of BFAG. As chairman, Mr. Link is entitled to the casting vote in the event that any vote of the supervisory board would otherwise result in a tie. In addition, two other supervisory board members of BFAG, Mr. Hansjorg Plaggemars and Mr. Tobias Reich, serve as management board members of certain subsidiaries of DB. As a result of such stock ownership and relationships, DB may be deemed to have shared voting power and/or shared dispositive power over the shares of the Issuer held by BFAG. However, DB disclaims beneficial ownership of the shares of the Issuer held by BFAG.

VVB beneficially owns 2,552,230 shares of the Issuer's common stock, which constitutes 19.99% of the aggregate beneficial ownership of such class. The 2,552,230 shares beneficially owned consists of the 58,884 shares held directly by DB, the 400,000 shares actually held by BFAG and the 2,093,346 shares issuable upon conversion of BFAG's shares of Series D Preferred Stock, which may be deemed to be beneficially owned by DB. VVB owns a majority interest in DB, and therefore may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. However, pursuant to a non-domination agreement between VVB and DB (the "Non-Domination Agreement"), VVB has agreed that it cannot exercise voting control (through voting more than 45%, directly or indirectly, of the shares) over DB. Accordingly, VVB disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB (whether directly or through BFAG) in excess of 45% of the voting power thereof.

DU beneficially owns 2,552,230 shares of the Issuer's common stock, which constitutes 19.99% of the aggregate beneficial ownership of such class. The 2,552,230 shares beneficially owned consists of the 58,884 shares held directly by DB, the 400,000 shares actually held by BFAG and the 2,093,346 shares issuable upon conversion of BFAG's shares of Series D Preferred Stock, which may be deemed to be beneficially owned by DB. DU owns a majority interest in VVB, which owns a majority interest in DB, and therefore may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. However, based on the Non-Domination Agreement between VVB and DB, DU disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB in excess of 45% of the voting power thereof. Note that, in addition to the voting shares in BFAG held by DB and its subsidiaries, DU directly holds a 19.6% voting interest in BFAG. Accordingly, disregarding the effect of the Non-Domination Agreement, DU, VVB and DB collectively hold 62.2% of the outstanding voting stock of BFAG and therefore may be deemed to have shared voting and dispositive power over the shares of the Issuer held by BFAG. DU disclaims beneficial ownership of the shares of the Issuer beneficially owned by BFAG.

Wilhelm Konrad Thomas Zours beneficially owns 2,552,230 shares of the Issuer's common stock, which constitutes 19.99% of the aggregate beneficial ownership of such class. The 2,552,230 shares beneficially owned consists of the 58,884 shares held directly by DB, the 400,000 shares actually held by BFAG and the 2,093,346 shares issuable upon conversion of BFAG's shares of Series D Preferred Stock, which may be deemed to be beneficially owned by DB. Mr. Zours owns a majority interest in DU and is the sole member of the management board of VVB and - together with Mr. Plaggemars - is a management board member of DU, and in such roles therefore may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. Based on the Non-Domination Agreement, Mr. Zours disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB in excess of 45% of the voting power thereof. Mr. Zours further disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB and/or BFAG, except to the extent of his pecuniary interest therein. Mr. Zours does not own any shares of the Issuer in his individual capacity.

Alexander Link beneficially owns 2,552,230 shares of the Issuer's common stock, which constitutes 19.99% of the aggregate beneficial ownership of such class. The 2,552,230 shares beneficially owned consists of the 58,884 shares held directly by DB, the 400,000 shares actually held by BFAG and the 2,093,346 shares issuable upon conversion of BFAG's shares of Series D Preferred Stock, which may be deemed to be beneficially owned by DB. Mr. Link is a member of the management board of DB and in such role may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. Mr. Link is also a member and chairman of the supervisory board of BFAG and in such role may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by BFAG. Mr. Link disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB and/or BFAG. Mr. Link does not own any shares of the Issuer in his individual capacity.

Hansjoerg Plaggemars beneficially owns 2,552,230 shares of the Issuer's common stock, which constitutes 19.99% of the aggregate beneficial ownership of such class. The 2,552,230 shares beneficially owned consists of the 58,884 shares held directly by DB, the 400,000 shares actually held by BFAG and the 2,093,346 shares issuable upon conversion of BFAG's shares of Series D Preferred Stock, which may be deemed to be beneficially owned by DB. DU owns a majority interest in VVB, which owns a majority interest in DB, and therefore may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. Mr. Plaggemars is a member of the management board of DU, and in such role may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by DB. Mr. Plaggemars is also a member of the supervisory board of BFAG, and in such role may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by BFAG. Mr. Plaggemars disclaims beneficial ownership of the shares of the Issuer beneficially owned by DB and/or BFAG. Mr. Plaggemars does not own any shares of the Issuer in his individual capacity.

Maria del Pilar de la Huerta Martinez beneficially owns 2,493,346 shares of the Issuer's common stock, which constitutes 19.54% of the aggregate beneficial ownership of such class. The 2,493,346 shares beneficially owned consists of the 400,000 shares actually held by BFAG and the 2,093,346 shares issuable upon conversion of BFAG's shares of Series D Preferred Stock. Mrs. Huerta Martinez is the sole member of the management board of BFAG, and in such role may be deemed to have shared voting and dispositive power over the shares of the Issuer beneficially owned by BFAG. Mrs. Huerta Martinez disclaims beneficial ownership of the shares of the Issuer beneficially owned by BFAG. Mrs. Huerta Martinez does not own any shares of the Issuer in her individual capacity.

For the reasons set forth above, the Reporting Persons may be deemed to constitute a group under Section 13(d)(3) of the Act, but each disclaim existence of any such group.

Except as otherwise set forth herein, all percentages herein are based on 10,668,442 shares of common stock outstanding as reported by the Issuer as of August 12, 2025, in its Quarterly Report on Form 10-Q filed on August 13, 2025, plus the 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) BFAG has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 2,493,346 shares of the Issuer's common stock (consisting of 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock). BFAG does not have shared power to vote or direct the vote of, or shared power to dispose or direct the disposition of, any shares of the Issuer's common stock.

(ii) DB has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 58,884 shares of the Issuer's common stock. DB has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,493,346 shares of the Issuer's common stock (consisting of 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock).

(iii) VVB does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of the Issuer's common stock. Based on the factors set forth in Item 5(a), above, VVB has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,552,230 shares of the Issuer's common stock (consisting of the 58,884 shares held directly by DB, 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock).

(iv) DU does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of the Issuer's common stock. Based on the factors set forth in Item 5(a), above, DU has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,552,230 shares of the Issuer's common stock (consisting of the 58,884 shares held directly by DB, 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock).

(v) Mr. Zours does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of the Issuer's common stock. Based on the factors set forth in Item 5(a), above, Mr. Zours has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,552,230 shares of the Issuer's common stock (consisting of the 58,884 shares held directly by DB, 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock).

(vi) Mr. Link does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of the Issuer's common stock. Based on the factors set forth in Item 5(a), above, Mr. Link has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,552,230 shares of the Issuer's common stock (consisting of the 58,884 shares held directly by DB, 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock).

(vii) Mr. Plaggemars does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of the Issuer's common stock. Based on the factors set forth in Item 5(a), above, Mr. Plaggemars has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,552,230 shares of the Issuer's common stock (consisting of the 58,884 shares held directly by DB, 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock).

(viii) Mrs. Huerta Martinez does not have sole power to vote or direct the vote of, or sole power to dispose or to direct the disposition of any shares of the Issuer's common stock. Based on the factors set forth in Item 5(a), above, Mrs. Huerta Martinez has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,493,346 shares of the Issuer's common stock (consisting of 400,000 shares of the Issuer's common stock actually held by BFAG and 2,093,346 shares of the Issuer's common stock issuable upon conversion of BFAG's shares of Series D Preferred Stock).
Transactions in the class effected during the past sixty days: During the 60-day period preceding the date of this filing, the Reporting Persons have not purchased or sold any shares of common stock of the Issuer. Stockholder Approval was obtained, as of September 16, 2025, and as a result thereof the Series D Preferred Stock became convertible into common stock subject to the provisions as described above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Biofrontera AG: /s/ Maria del Pilar de la Huerta Martinez, Maria del Pilar de la Huerta Martinez/Chief Financial Officer (09/19/2025)
- Deutsche Balaton Aktiengesellschaft: /s/ Rolf Birkert, Rolf Birkert (09/19/2025)
- VV Beteiligungen Aktiengesellschaft: /s/ Wilhelm Konrad Thomas Zours, Wilhelm Konrad Thomas Zours (09/19/2025)
- VV Beteiligungen Aktiengesellschaft: /s/ Alexander Link, Alexander Link (09/19/2025)
- Delphi Unternehmensberatung Aktiengesellschaft: /s/ Wilhelm Konrad Thomas Zours, Wilhelm Konrad Thomas Zours (09/19/2025)
- Wilhelm Konrad Thomas Zours: /s/ Wilhelm Konrad Thomas Zours, Wilhelm Konrad Thomas Zours (09/19/2025)
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